UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 8-K

CURRENT REPORT

PURSUANT TO SECTION 13 OR 15(D) OF THE

SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of earliest event reported): June 9, 2017

CAROLINA FINANCIAL CORPORATION

(Exact Name of Registrant As Specified in Its Charter)

Delaware

(State or Other Jurisdiction of Incorporation)

000-19029	57-1039673
(Commission File Number)	(I.R.S. Employer Identification No.)

288 Meeting Street, Charleston, South Carolina	29401
(Address of Principal Executive Offices)	(Zip Code)

(843) 723-7700

(Registrant’s Telephone Number, Including Area Code)

Not Applicable

(Former Name or Former Address, if Changed Since Last Report.)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

☒ Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐ Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐ Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐ Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (17 CFR §230.405) or Rule 12b-2 of the Securities Exchange Act of 1934 (17 CFR §240.12b-2).

Emerging growth company ☑

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 8.01 Other Events

On June 9, 2017, Carolina Financial Corporation, a Delaware corporation (the “Company”), and First South Bancorp, Inc., a Virginia corporation (“First South”), issued a joint press release announcing the execution of an Agreement and Plan of Merger and Reorganization, dated as of June 9, 2017, by and between the Company and First South (the “Merger Agreement”), pursuant to which, subject to the terms and conditions set forth therein, First South will merge with and into the Company (the “Merger”), with the Company as the surviving corporation in the Merger. The Merger Agreement provides that immediately following the Merger, First South’s wholly-owned bank subsidiary, First South Bank, a North Carolina-chartered bank, will merge with and into the Company’s wholly owned bank subsidiary, CresCom Bank, a South Carolina-chartered bank (the “Bank Merger”), with CresCom Bank as the surviving entity in the Bank Merger. A copy of the press release containing the announcement is attached hereto as Exhibit 99.1 and incorporated by reference herein.

Item 7.01 Regulation FD Disclosure

A conference call will be held at 11:00 a.m., Eastern Time on June 12, 2017. The conference call can be accessed by dialing (855) 218-6998 or (615) 247-5963 and requesting the Carolina Financial Corporation merger call. The conference ID number is 37059206. Listeners should dial in 10 minutes prior to the start of the call. The live webcast and presentation slides will be available on www.haveanicebank.com under Investor Relations, “Investor Presentations.”

A replay of the webcast will be available on www.haveanicebank.com under Investor Relations, “Investor Presentations” shortly following the call. A replay of the conference call can be accessed approximately three hours after the call by dialing (855) 859-2056 or (404) 537-3406 and requesting conference number 37059206.

A copy of the investor presentation prepared for use by executive management during the investor conference call is furnished as Exhibit 99.2.

The information included in the preceding paragraphs, as well as in Exhibit 99.2 referenced herein, shall not be deemed “filed” for purposes of Section 18 of the Exchange Act nor shall it be deemed incorporated by reference in filings under the Securities Act.

Item 9.01. Financial Statements and Exhibits

(d) Exhibits

Exhibit No.	Description
99.1	News Release dated June 12, 2017
99.2	Investor Presentation

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

CAROLINA FINANCIAL CORPORATION,
Registrant

By:	/s/ William A. Gehman, III
William A. Gehman, III
Executive Vice President and
Chief Financial Officer

Dated: June 12, 2017

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